

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2021

Alex Tarrabain
Chief Financial Officer
CEN Biotech, Inc.
300-3295 Quality Way
Windsor, Ontario N8T 3R9

>   **Re: CEN Biotech, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2020**
>   **File No. 0-5557**
>   **Filed March 12, 2021**

Dear Mr. Tarrabain:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2020

Controls and Procedures, page 40

1.   You state on page 41, among other things, that management conducted "an assessment of the effectiveness of the Company's internal control over disclosure controls and procedures and financial reporting" as of December 31, 2020, but your disclosures do not appear to disclose your conclusion as to whether disclosure controls and procedures are effective or not. Please provide us with proposed disclosure regarding disclosure controls and procedures to be included in your June 30, 2021 Form 10-Q that clearly reflects your conclusion as to the effectiveness of your disclosure controls and procedures as of June 30, 2021.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Alex Tarrabain
CEN Biotech, Inc.
August 2, 2021
Page 2

You may contact Jenn Do at (202) 551-3743 or Kevin Vaughn at (202) 551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences